Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of SolarJuice Co., Ltd. on Amendment No. 14 to the Form F-1, file No. 333-267486 of our report dated September 19, 2023, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of SolarJuice Co., Ltd. as of December 31, 2022 and 2021 and for each of the two years in the period ended December 31, 2022 appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in such Prospectus, which is part of this Registration Statement.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

New York, NY

March 18, 2024